Skadden, Arps, Slate, Meagher & Flom (UK) llp
40 BANK STREET
CANARY WHARF
LONDON E14 5DS
________

(020) 7519-7000
Fax: (020) 7519-7070
www.skadden.com

November 24, 2008

Via EDGAR and Hand Delivery

Securities and Exchange Commission
Division of Corporation Finance
Office of Natural Resources and Food
100 F Street, N.E. Mail Stop 7010
Washington, D.C. 20549-7010

Attention: Brad Skinner, Senior Assistant Chief Accountant

RE:	DRDGOLD Limited Form 20-F for the fiscal year ended June 30, 2007 (File No. 0-28800)

Dear Mr. Schwall:

On behalf of DRDGOLD Limited (the “Company”), we are writing to respond to the Staff’s comments discussed on the call held at noon Eastern Standard Time on November 18, 2008 with respect to the Company’s Annual Report on Form 20-F for the fiscal year ended June 30, 2007 (the “2007 Form 20-F”) and the Company’s letters to the Commission dated March 31, 2008, May 12, 2008, July 11, 2008 and September 12, 2008, responding to the comments set forth in your letters to Mr. Jacob Hendrik Dissel, dated February 29, 2008, April 10, 2008, June 10, 2008 and August 6, 2008.

Set forth below are the responses to the Staff’s comments, which have been provided in each case following the text of the Staff’s comment.

Comment 1:
The Staff believes that the Company’s determination of mineral reserves in its Annual Report on Form 20-F for the fiscal year ended June 30, 2008 (the “2008 Form 20-F”) and in its future filings, should be based on a historic three-year average commodity price determined as of the Company’s fiscal year end.

Response:	The Company will present in its 2008 Form 20-F and in its future filings mineral reserves based upon a historic three-year average commodity price determined as of the Company’s fiscal year end.

The Company wishes to advise the Staff that it also intends to present in the 2008 Form 20-F and in future filings, on a supplemental basis, the calculation of mineral reserves used in its life of mine business plans, which is determined using a single-point gold price determined at the Company’s fiscal year end.

Comment 2:	Qualify the impact that the change in your method used to determine the price you use to estimate your reserves had on impairment of assets for the years ended June 30, 2007 and 2006.

Response:	The change in the method to determine the price used to estimate the Company’s reserves had no impact on impairment of assets for the fiscal years ended June 30, 2006 and June 30, 2007.

Comment 3:
The Staff believes that the Company should include in Item 5. “Operating and Financial Review and Prospects” in its 2008 Form 20-F and in future filings, a discussion of the Company's sensitivity to gold price volatility.

Response:
In response to the Staff’s comment, the Company will include in Item 5. “Operating and Financial Review and Prospects” in its 2008 Form 20-F and in future filings, a discussion of the sensitivity to gold price volatility of the Company's results of operations.

Comment 4:
The Staff believes that in the 2008 Form 20-F and in future filings, the Company should revise the accounting policy disclosure in its financial statements to discuss the material accounting estimates and assumptions the Company uses in determining its mining assets for purposes of determining depreciation and amortization charges and impairment of mining assets in its financial statements.

Response:
In response to the Staff’s comments, the Company will include disclosure in its financial statements in its 2008 Form 20-F and in its future filings discussing the material accounting estimates and assumptions the Company uses in determining its mining assets for purposes of determining depreciation and amortization charges and impairment of mining assets in its financial statements.

Please send a copy of any additional correspondence to the undersigned at 40 Bank Street, Canary Wharf, London E14 5DS, United Kingdom, or by facsimile to our Washington D.C. office 202 393 5760, from where it will be directly forwarded to me. If you would like to discuss any aspect of the Company’s response, please call me on 011 44 207 519 7171, or in my absence James McDonald on 011 44 207 519 7183.

Sincerely,

/s/ Richard A. Ely

Richard A. Ely

cc:	DRDGOLD Limited
Craig Barnes
Jacob Hendrik Dissel
Securities and Exchange Commission
H. Roger Schwall
Sean Donahue
George K. Schuler